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                      June 19, 2020

       Mario Marte
       Chief Financial Officer
       Chewy, Inc.
       1855 Griffin Road, Suite B-428
       Dania Beach, FL 33004

                                                        Re: Chewy, Inc.
                                                            Form 10-K for the
Fiscal Year Ended February 2, 2020
                                                            Filed April 2, 2020
                                                            File No. 1-38936

       Dear Mr. Marte:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services